FORM 4

Check this box if no longer
subject to Section 16. Form 4 or Form
5 obligations may continue.
See Instruction 1(b).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility

Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
Emmett, David A.	PremierWest Bancorp PRWT	__X__ Director _____ 10% Owner _____ Officer (give _____ Other (specify title below) below)

(Last) (First) (Middle)	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	4. Statement for Month/Year October 11, 2002	
503 Airport Road			

(Street)		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line)
Medford, OR 97501			**X** Form filed by One Reporting Person ___ Form filed by More than One Reporting Person

(City) (State) (Zip)		Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned	

1. Title of Security (Instr. 3)	2.Trans-action Date (Month/Day/Year)	3. Trans-action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner-ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner-ship (Instr. 4)
		Code	V	Amount	(A) or (D)	Price			
Common Stock	10/09/2002	M		17,384	A	$3.800	18,470	D	
Common Stock							3,600	I	By IRA
Common Stock							9,126	I	E.T. Investments (1)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(Over)

SEC 1474 (3-99)

FORM 4 (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3.Transaction Date (Month/ Day/ Year)	4.Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of derivative Securities Beneficially Owned at End of Month (Instr. 4)	10.Ownership Form of Derivative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Stock Option (06/02) Right to Buy	$7.060	06/20/2002	A	V	1,500		12/23/2002	06/20/2012	**Common Stock**	1,500		1,500	D	
Stock Option (40199) (right to buy)	$3.800	10/09/2002	M			17,384	04/10/1999	04/01/2009	**Common Stock**	17,384		0	D	

Explanation of Responses:

See attached statement

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
    See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.

/s/ Gordon Crim

_____
** Signature of Reporting Person

**Gordon Crim, Attorney in Fact for
David A. Emmett**

10/11/2002

_____
Date

Form 4 ·

October 11, 2002

Emmett, David A.

503 Airport Road

Medford, OR 97501

Explanation of responses:

(1)   This entity is controlled by Mr. Emmett and he has elected to report his ownership on an aggregate basis and disclaims any interest in those shares in which he does not own a pecuniary interest.